SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Special Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the date of December 6, 2007

Global Crossing (UK) Telecommunications Limited

(Translation of registrant’s name into English)

1 London Bridge

London SE1 9BG

United Kingdom

+44 (0) 845 000 1000

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒        Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐        No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Explanatory Note

On December 6, 2007 Global Crossing Limited, the parent of the registrant, issued a press release announcing the registrant’s consolidated unaudited financial results for the three and nine months ended September 30, 2007. A copy of the press release for the three and nine months ended September 30, 2007 is attached to this report.

EXHIBIT INDEX

Exhibit	Description
99.1	Press release dated December 6, 2007 regarding Global Crossing (UK) Telecommunications Limited’s consolidated unaudited financial results for the three and nine months ended September 30, 2007.

Exhibit 99.1

Global Crossing Reports GCUK’s Third Quarter 2007 Results

FOR IMMEDIATE RELEASE: THURSDAY, DECEMBER 6, 2007

London — Global Crossing (NASDAQ: GLBC), a leading global IP solutions provider, today announced third quarter financial results for its subsidiary, Global Crossing (UK) Telecommunications Limited (GCUK).

Highlights

GCUK generated 73 million pounds in revenue, with adjusted gross margin at 72 percent of revenue and adjusted IFRS EBITDA of 21 million pounds for the third quarter. (Adjusted gross margin and adjusted IFRS EBITDA are non-GAAP metrics that are defined and reconciled below.) During the quarter, net cash provided by operating activities was 7 million pounds after interest.

“I’m pleased to report that GCUK’s business has remained stable throughout the year as we’ve managed our costs closely, and it’s now generating strong order volumes,” said John Legere, Global Crossing’s chief executive officer. “We reached a record high for order levels in October and have secured nearly 150 million pounds in multi-year contracts during the first ten months of the year.”

Revenue and Margin

GCUK generated revenue of 73 million pounds, which was essentially flat on a sequential basis but an increase of 20 percent year over year from 60 million pounds in the third quarter of 2006. The year-over-year increase resulted primarily from the inclusion of Fibernet’s UK operations in GCUK’s results.

The company continued to renew major contracts, with Network Rail being the most recent in the third quarter. During the course of the year, GCUK renewed several other major long-term contracts, creating a platform for continued revenue stability.

In the third quarter of 2007, adjusted gross margin was 52 million pounds or 72 percent of revenue. This compared with 51 million pounds or 70 percent of revenue in the second quarter of 2007 and 41 million pounds or 68 percent of revenue in the third quarter of 2006. Third quarter 2007 adjusted gross margin was 70 percent of revenue, excluding a reclassification of costs from cost of access to depreciation and amortization due to the alignment of Fibernet’s accounting policies with those of GCUK.

Costs

Cost of revenue, which includes cost of access, technical real estate, network and operations, third party maintenance and cost of equipment sales, was 44 million pounds for the quarter, compared to 47 million pounds in the second quarter of 2007 and 39 million pounds in the third quarter of 2006. The year-over-year increase in cost of revenue was due to the addition of Fibernet’s UK operations. The sequential decline was primarily due to accruing non-cash stock compensation performance plans at a lower rate for operations employees, a decline in cost of equipment sales and the cost of access benefit from alignment of Fibernet’s accounting policies referenced above.

Sales, general and administrative expenses (SG&A) were 9 million pounds in the third quarter, compared with 11 million pounds in the second quarter of 2007 and 7 million pounds in the third quarter of 2006. The sequential variance in SG&A was principally attributable to lower intercompany management charges and accruing non-cash stock compensation performance plans at a lower rate. The third quarter of 2007 included a non-recurring restructuring expense of 1 million pounds relating to the vacating of a Fibernet facility. The sequential impact of this charge was effectively offset by a severance charge of approximately the same amount in the second quarter of 2007. The year-over-year increase in SG&A was primarily due to the inclusion of Fibernet’s UK operations in GCUK’s results.

Earnings

GCUK’s adjusted IFRS EBITDA for the third quarter was 21 million pounds, compared with 17 million pounds in the second quarter of 2007 and 15 million pounds in the third quarter of 2006. The sequential adjusted IFRS EBITDA increase was due principally to a reduction in cost of revenue and SG&A expenses. The year-over-year increase in adjusted IFRS EBITDA was primarily attributable to the inclusion of Fibernet’s UK operations in GCUK’s results.

GCUK recorded a net profit of approximately 1 million pounds for the third quarter of 2007, compared with a loss of approximately 1 million pounds in the second quarter of 2007 and a net profit of 4 million pounds in the third quarter of 2006. The year-over-year decrease in net profit was primarily due to a 2 million pound increase in finance charges driven by less favorable non-cash exchange rate changes impacting the company’s U.S. dollar-denominated senior secured notes and an additional 2 million pounds of financing charges in respect of the additional senior secured notes issued in December 2006.

Cash Position

As of September 30, 2007, GCUK had 30 million pounds of cash and cash equivalents. Net cash provided by operating activities during the third quarter totaled 7 million pounds after interest. GCUK’s net decrease in cash and cash equivalents was 4 million pounds in the third quarter, including 11 million pounds for capital expenditures and principal payments on capital leases.

Non-GAAP Financial Measures

Pursuant to the U.S. Securities and Exchange Commission’s (SEC’s) Regulation G, the attached tables include definitions of adjusted IFRS EBITDA and adjusted gross margin measures, as well as reconciliations of such measures to the most directly comparable financial measures calculated and presented in accordance with International Financial Reporting Standards (IFRS) as published by the International Accounting Standards Board (IASB).

International Financial Reporting Standards

GCUK’s results reported here include unaudited consolidated financial results for the three months ended September 30, 2007 and 2006 and June 30, 2007; the unaudited consolidated balance sheet as of September 30, 2007; and the audited consolidated balance sheet as of December 31, 2006, as adjusted (see attached tables), in accordance with IFRS. GCUK’s results for the third quarters of 2007 and 2006 and the second quarter of 2007 were included in Global Crossing’s consolidated results previously reported on November 6, 2007, in accordance with U.S. Generally Accepted Accounting Principles (U.S. GAAP).

Conference Call

Management has scheduled a conference call for Thursday, December 6, 2007, at 9:00 a.m. EST/2:00 p.m. GMT to discuss GCUK’s financial results. The call may be accessed by dialing +1 212 676 4908 or +44 (0) 870 001 3146. Callers are advised to dial in 15 minutes prior to the 9:00 a.m. EST start time. The call will also be Webcast at http://investors.globalcrossing.com/results.cfm.

A replay of the call will be available on Thursday, December 6, 2007, beginning at 11:00 a.m. EST/4:00 p.m. GMT and will be accessible until Thursday, December 13, 2007 at 11:00 a.m. EST/4:00 p.m. GMT. To access the replay, dial +1 402 977 9140 or +1 800 633 8284 and enter reservation number 21357083. UK callers may access the replay by dialing +44 (0) 870 000 3081 or +44 (0) 800 692 0831 and entering reservation number 21357083.

ABOUT GLOBAL CROSSING UK TELECOMMUNICATIONS LTD.

Global Crossing UK Telecommunications Ltd. provides a full range of managed telecommunications services in a secure environment ideally suited for IP-based business applications. The company provides managed voice, data, Internet and e-commerce solutions to the strong and established commercial customer base, including more than 100 UK government departments, as well as systems integrators, rail sector customers and major corporate clients. In addition, Global Crossing UK provides carrier services to national and international communications service providers.

ABOUT GLOBAL CROSSING

Global Crossing (NASDAQ: GLBC) provides telecommunications solutions over the world’s first integrated global IP-based network. Its core network connects more than 390 cities in more than 30 countries worldwide, and delivers services to more than 600 cities in more than 60 countries and 6 continents around the globe. The company’s global sales and support model matches the network footprint and, like the network, delivers a consistent customer experience worldwide.

Global Crossing IP services are global in scale, linking the world’s enterprises, governments and carriers with customers, employees and partners worldwide in a secure environment that is ideally suited for IP-based business applications, allowing e-commerce to thrive. The company offers a full range of data, voice and security products to approximately 40 percent of the Fortune 500, as well as 700 carriers, mobile operators and ISPs. Its Professional Services and Managed Solutions provide VoIP, security and network consulting and management services to support its Global Crossing IP VPN service and Global Crossing VoIP services. Global Crossing was the first — and remains the only — global communications provider with IPv6 natively deployed in both its private and public backbone networks.

Please visit www.globalcrossing.com or blogs.globalcrossing.com/ for more information about Global Crossing.

# # #

This press release contains statements about expected future events and financial results that are forward-looking and subject to risks and uncertainties that could cause GCUK’s actual results to differ materially, including: the ability to realize the benefits anticipated from the acquisition of Fibernet; dependence on a number of key personnel; the level of competition in the marketplace; pricing pressures resulting from technology advances and regulatory changes; competitive disadvantages relative to competitors with superior resources; the concentration of revenue in a limited number of customers; customer contracts typically do not have firm commitments to purchase minimum levels of revenue or services; the reliance on a limited number of third party suppliers; periodic reviews of the company’s financial condition by certain of the company’s government customers; a change of control could lead to the termination of many of the company’s government contracts; insolvency could lead to termination of certain of the company’s contracts; slower than anticipated adoption by customers of next generation products; the influence of the company’s parent, and possible conflicts of interest of the parent or of certain of GCUK’s directors and officers; exposure to unreserved contingent liabilities; and other risks referenced from time to time in the company’s filings with the Securities and Exchange Commission. The company undertakes no duty to update information contained in this press release or in other public disclosures at any time.

CONTACT GLOBAL CROSSING:

Press Contact

Becky Yeamans

+ 1 973 937 0155

PR@globalcrossing.com

Analysts/Investors Contacts

Suzanne Lipton

+ 1 800 836 0342

glbc@globalcrossing.com

Gino Mathew

Europe

+ 1 973 937 0133

gino.mathew@globalcrossing.com

IR/PR1

Global Crossing (UK) Telecommunications Limited and Subsidiaries Summary of Consolidated Revenue Results below are in pounds sterling in thousands.	Table 1

	Three months ended
	September 30, 2007	June 30, 2007	September 30, 2006
	(unaudited)	(unaudited)	(unaudited)
Revenue:
Enterprise and carrier data	£71,227	£71,451	£59,159
Wholesale voice	1,272	1,267	1,130

	72,499	72,718	60,289
Global Crossing group companies	125	125	124

Consolidated revenue	£72,624	£72,843	£60,413

On October 11, 2006, GC Acquisitions, a wholly-owned subsidiary of Global Crossing Limited and affiliate of Global Crossing (UK) Telecommunications Ltd. (GCUK), took control of Fibernet Group Plc (Fibernet), and since that date the results of Fibernet have been consolidated into Global Crossing’s results. On December 28, 2006, GCUK acquired all of Fibernet’s UK operations from GC Acquisitions. Accordingly, Fibernet’s UK operations results are included in GCUK’s 2006 results as of December 28, 2006.

Global Crossing (UK) Telecommunications Limited and Subsidiaries Consolidated Statements of Operations Results below are in pounds sterling in thousands.	Table 2

	Three months ended
	September 30, 2007	June 30, 2007	September 30, 2006
	(unaudited)	(unaudited)	(unaudited)
IFRS in IFRS Reporting Format

Revenue	£72,624	£72,843	£60,413
Cost of sales	(43,062)	(43,139)	(36,470)

Gross profit	29,562	29,704	23,943

Distribution costs	(3,885)	(3,872)	(2,337)
Administrative expenses	(17,473)	(20,173)	(13,126)

Operating profit	8,204	5,659	8,480

Finance revenue	831	809	335
Finance charges	(7,683)	(6,854)	(4,266)

Profit (loss) before tax	1,352	(386)	4,549

Tax charge	(746)	(645)	(457)

Profit (loss) for the period	£606	£(1,031)	£4,092

	Three months ended
	September 30, 2007	June 30, 2007	September 30, 2006
	(unaudited)	(unaudited)	(unaudited)
IFRS in U.S. Reporting Format

REVENUE	£72,624	£72,843	£60,413
Cost of revenue (excluding depreciation and amortization shown separately below)
Cost of access	(20,562)	(21,636)	(19,436)
Real estate, network and operations	(12,527)	(13,430)	(9,472)
Third party maintenance	(4,582)	(4,544)	(4,129)
Cost of equipment sales	(6,256)	(7,133)	(5,936)

Total cost of revenue	(43,927)	(46,743)	(38,973)

Selling, general and administrative	(8,701)	(10,740)	(6,680)
Depreciation and amortization	(11,832)	(9,887)	(6,306)

Total operating expenses	(64,460)	(67,370)	(51,959)

OPERATING INCOME	8,164	5,473	8,454

OTHER INCOME (EXPENSE)
Interest expense, net	(7,740)	(7,577)	(6,073)
Other income (expense), net	928	1,718	2,168

INCOME (LOSS) BEFORE PROVISION FOR INCOME TAXES	1,352	(386)	4,549
Provision for income taxes	(746)	(645)	(457)

NET INCOME (LOSS)	£606	£(1,031)	£4,092

Note: The classification differences between reporting under IFRS and U.S. GAAP are as follows:

Cost of sales:

Under IFRS, the company includes cost of access, third party maintenance, customer-specific costs and depreciation on network assets within cost of sales.

Cost of revenue:

Under U.S. GAAP, the company includes cost of access, real estate, network and operations, third party maintenance and cost of equipment sales within cost of revenue.

Foreign currency gains (losses):

Under IFRS, the company includes foreign currency gains (losses) within operating profit, except for those related to the senior secured notes, which are included in finance costs, and those related to loans to related parties, which are included in finance revenue. Under U.S. GAAP, all foreign exchange gains (losses) are included in other income (expense), net.

On October 11, 2006, GC Acquisitions, a wholly-owned subsidiary of Global Crossing Limited and affiliate of Global Crossing (UK) Telecommunications Ltd. (GCUK), took control of Fibernet Group Plc (Fibernet), and since that date the results of Fibernet have been consolidated into Global Crossing’s results. On December 28, 2006, GCUK acquired all of Fibernet’s UK operations from GC Acquisitions. Accordingly, Fibernet’s UK operations results are included in GCUK’s 2006 results as of December 28, 2006.

Global Crossing (UK) Telecommunications Limited and Subsidiaries Consolidated Balance Sheets Results below are in pounds sterling in thousands, except share and per share data.	Table 3

	December 31, 2006(1)	September 30, 2007
		(unaudited)
Non-current assets
Intangible assets, net	£14,241	£13,379
Property, plant and equipment, net	182,556	186,641
Investment in associate	163	199
Retirement benefit asset	922	922
Trade and other receivables (including amounts receivable from related parties of £29,271 and £24,854, respectively)	33,130	29,333
Deferred tax asset	5,262	4,398

	236,274	234,872

Current assets
Inventory	1,112	—
Trade and other receivables (including amounts receivable from related parties of £5,888 and £3,365, respectively)	59,182	60,312
Cash and cash equivalents	40,309	30,437

	100,603	90,749

Total assets	£336,877	£325,621

Current liabilities
Trade and other payables (including amounts payable to related parties of £6,680 and £7,798, respectively)	£(77,581)	£(69,721)
Deferred revenue	(49,587)	(48,962)
Provisions	(3,266)	(2,401)
Obligations under finance leases	(9,214)	(11,071)
Other debt obligations	(167)	(433)
Derivative financial instrument	(894)	(1,383)

	(140,709)	(133,971)

Non-current liabilities
Trade and other payables	(647)	(657)
Senior secured notes	(249,631)	(247,193)
Deferred revenue	(108,881)	(107,586)
Retirement benefit obligation	(2,808)	(2,925)
Provisions	(5,243)	(4,576)
Obligations under finance leases	(23,209)	(20,291)
Other debt obligations	(232)	(537)
Derivative financial instrument	(1,789)	(1,728)

	(392,440)	(385,493)

Total liabilities	(533,149)	(519,464)

Net liabilities	£(196,272)	£(193,843)

Capital and reserves
Equity share capital (101,000 shares outstanding at £1 each)	£101	£101
Capital reserve	25,368	27,806
Hedging reserve	(2,616)	(2,720)
Accumulated deficit	(219,125)	(219,030)

Total equity	£(196,272)	£(193,843)

On October 11, 2006, GC Acquisitions, a wholly-owned subsidiary of Global Crossing Limited and affiliate of Global Crossing (UK) Telecommunications Ltd. (GCUK), took control of Fibernet Group Plc (Fibernet), and since that date the results of Fibernet have been consolidated into Global Crossing’s results. On December 28, 2006, GCUK acquired all of Fibernet’s UK operations from GC Acquisitions. Accordingly, Fibernet’s UK operations results are included in GCUK’s 2006 results as of December 28, 2006.

(¹)

Initial accounting for the acquisition of Fibernet was determined only provisionally as of December 31, 2006. In accordance with IFRS 3, any adjustment to the provisional values as a result of completing the initial accounting requires restatement of comparative financial statements. During the nine months ended September 30, 2007, an adjustment to increase the liabilities assumed in the acquisition was recorded that resulted in a change in the amount of negative goodwill and resulting gain recorded at the acquisition date. This adjustment has been reflected in the accumulated deficit as of December 31, 2006.

Global Crossing (UK) Telecommunications Limited and Subsidiaries Consolidated Cash Flow Statements Results below are in pounds sterling in thousands.	Table 4

	Nine Months ended September 30,
	2006	2007
Operating activities:
Profit for the period	£15,094	£95
Adjustments for:
Finance costs, net	10,341	20,326
Income tax (benefit) charge	(1,643)	1,651
Depreciation of property, plant and equipment	16,190	25,653
Amortization of intangible assets	824	2,173
Share based payment expense	258	2,438
(Gain)/loss on disposal of property, plant and equipment	(79)	273
Equity income from associate	(159)	(37)
Change in provisions	(6,869)	(1,726)
Change in operating working capital	2,562	(17,987)
Change in other assets and liabilities	2,958	(957)

Cash generated from operations	39,477	31,902
Interest paid	(13,973)	(17,768)

Net cash provided by operating activities	£25,504	£14,134

Investing activities:
Interest received	£2,607	£2,642
Purchase of property, plant and equipment	(13,510)	(24,253)
Proceeds from disposal of property, plant and equipment	8	—

Net cash used in investing activities	£(10,895)	£(21,611)

Financing activities:
Loans provided to group companies	£(43,835)	£(2,500)
Loans repaid by group companies	16,114	6,100
Repayment of capital elements under finance leases	(3,876)	(6,597)
Proceeds from debt obligations, net	513	774
Repayment of capital element of other debt obligations	—	(172)

Net cash used in financing activities	£(31,084)	£(2,395)

Net decrease in cash and cash equivalents	£(16,475)	£(9,872)
Cash and cash equivalents at the beginning of period	44,847	40,309

Cash and cash equivalents at the end of period	£28,372	£30,437

Non-cash financing activities:
Capital lease and debt obligations incurred	£2,195	£7,263

Pursuant to the SEC’s Regulation G, the following table provides a reconciliation of Adjusted IFRS EBITDA, which is considered a non-GAAP (Generally Accepted Accounting Principles) financial metric, to profit (loss) for period, which is the most directly comparable IFRS measure. GCUK’s calculation of Adjusted IFRS EBITDA may not be consistent with Adjusted IFRS EBITDA measures of other companies. Management believes that Adjusted IFRS EBITDA is a relevant indicator of operating performance, especially in a capital intensive industry such as telecommunications. Adjusted IFRS EBITDA is an important aspect of the company’s internal reporting and is also used by the investment community in assessing performance. This non-GAAP financial measure should be used in addition to, but not as a substitute for, the analysis provided in the consolidated statement of operations.

Global Crossing (UK) Telecommunications Limited and Subsidiaries Reconciliation of Adjusted IFRS EBITDA to Profit (Loss) for the Period (unaudited) Results below are in pounds sterling in thousands.	Table 5

	Three months ended
	September 30, 2007	June 30, 2007	September 30, 2006
	(unaudited)	(unaudited)	(unaudited)
Adjusted IFRS EBITDA	£20,542	£16,763	£14,504
Non-cash stock compensation	(506)	(1,217)	282
Depreciation and amortization	(11,832)	(9,887)	(6,306)
Finance revenue	831	809	335
Finance costs	(7,683)	(6,854)	(4,266)
Taxation	(746)	(645)	(457)

Profit (loss) for period	£606	£(1,031)	£4,092

Definition:

Adjusted IFRS EBITDA consists of profit (loss) for the period before non-cash stock compensation, taxation, finance costs, finance revenue and depreciation and amortization expense recorded to cost of sales and administrative expenses.

On October 11, 2006, GC Acquisitions, a wholly-owned subsidiary of Global Grossing Limited and affiliate of Global Crossing (UK) Telecommunications Ltd. (GCUK), took control of Fibernet Group Plc (Fibernet), and since that date the results of Fibernet have been consolidated into Global Crossing’s results. On December 28, 2006, GCUK acquired all of Fibernet’s UK operations from GC Acquisitions. Accordingly, Fibernet’s UK operations results are included in GCUK’s 2006 results as of December 28, 2006.

Pursuant to the SEC’s Regulation G, the following table provides a reconciliation of Adjusted Gross Margin, which is considered a non-GAAP financial metric, to gross profit, which is the most directly comparable IFRS measure. Management believes that Adjusted Gross Margin is a relevant indicator of operating performance since it links revenue lines with the largest and most directly related costs incurred to generate such revenue. Adjusted Gross Margin should be used in addition to, but not as a substitute for, the analysis provided in the consolidated statement of operations.

Global Crossing (UK) Telecommunications Limited and Subsidiaries Reconciliation of Adjusted Gross Margin to Gross Profit (unaudited) Results below are in pounds sterling in thousands.	Table 6

	Three months ended
	September 30, 2007	June 30, 2007	September 30, 2006
	(unaudited)	(unaudited)	(unaudited)
Adjusted Gross Margin	£52,062	£51,207	£40,977
Less:
Customer-specific costs	(7,210)	(8,116)	(7,069)
Third-party maintenance	(4,582)	(4,544)	(4,129)
Depreciation & amortization (included within cost of sales)	(10,708)	(8,843)	(5,836)

Gross Profit (IFRS)	£29,562	£29,704	£23,943

Definitions:

Adjusted gross margin is revenue minus cost of access.

Gross profit is revenue minus cost of access, customer-specific costs, third party maintenance and depreciation and amortization recorded to cost of sales.

On October 11, 2006, GC Acquisitions, a wholly-owned subsidiary of Global Grossing Limited and affiliate of Global Crossing (UK) Telecommunications Ltd. (GCUK), took control of Fibernet Group Plc (Fibernet), and since that date the results of Fibernet have been consolidated into Global Crossing’s results. On December 28, 2006, GCUK acquired all of Fibernet’s UK operations from GC Acquisitions. Accordingly, Fibernet’s UK operations results are included in GCUK’s 2006 results as of December 28, 2006.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Global Crossing (UK) Telecommunications Limited

By:	/s/ ANTHONY D. CHRISTIE
Name:	Anthony D. Christie
Title:	Managing Director

Date: December 6, 2007